Exhibit 99.1

Jonathan Honig Issues Open Letter to the Board of MoneyHero Limited

Calls on the Board to Immediately Retain an Independent Financial Advisor and Initiate a Strategic Review Process to Explore a Sale of the Company

Highlights Concerns with Leadership Uncertainty, Stalled Growth, Significant Shareholder Value Destruction and Lack of Insider Confidence

BOCA RATON, FLORIDA, September 29, 2026 -- Jonathan Honig, the largest unaffiliated shareholder of MoneyHero Limited (NASDAQ: MNY) (the “Company”) with beneficial ownership of approximately 9.0% of the Company’s outstanding Class A Ordinary Shares, today issued an open letter to the Company’s Board of Directors (the “Board”) urging the Board to immediately explore strategic alternatives, including a potential sale of the Company.

The full text of the letter follows.

September 29, 2026

MoneyHero Limited
70 Shenton Way

#18-15, EON Shenton, S079118, Singapore
Attention: Board of Directors

Dear Members of the Board,

As you should be aware, I am the largest unaffiliated shareholder of MoneyHero Limited (the “Company”) with beneficial ownership of approximately 9.0% of the Company’s outstanding Class A Ordinary Shares. I originally invested in the Company because I believed in the potential of its platform and was encouraged by its backing from prominent investors, including Peter Thiel, co-founder of PayPal and Palantir Technologies, and Richard Li, founder and chairman of Pacific Century Group. With backers of that caliber, I expected the Company would be governed and managed with the discipline and urgency that shareholders deserve. Unfortunately, that has not been the case. As a long-term and committed shareholder of the Company, I have supported management and the Board of Directors (the “Board”) in their efforts to drive a profitable enterprise; however, I am writing today because I have become increasingly concerned by several developments, which has led me to believe that the Board should immediately initiate a strategic review process to explore a sale of the Company.

Leadership Uncertainty

On April 2, 2026, the Company announced that Rohith Murthy’s tenure as Chief Executive Officer had concluded and that Chief Financial Officer Danny Leung would serve as Interim CEO.1 As of the date of this letter, nearly six months have passed and the Company still has not appointed a permanent Chief Executive Officer. Mr. Murthy subsequently resigned from the Board entirely, effective May 26, 2026,2 and the circumstances surrounding his departure remain unexplained to shareholders. The Company cannot afford to operate indefinitely under interim leadership, particularly given the competitive dynamics of the markets in which it operates. A business of this nature requires a permanent CEO with a clear mandate and the confidence of shareholders.

1 Company Form 6-K filed with the SEC on April 2, 2026.

2 Company Form 6-K filed with the SEC on May 29, 2026, reporting that the Board accepted Mr. Murthy's resignation as a Director effective May 26, 2026.

Stalled Growth

Annual revenue has declined in each of the last two fiscal years, falling from US$80.7 million in FY2023 to US$73.4 million in FY2025,3 despite management's stated expectation in April 2025 that the Company would reach US$100 million in revenue.4 While the Company reported its first profitable quarter in Q4 2025, the full year still produced a net loss.5 The gap between management's commitments and actual results speaks for itself.

Significant Shareholder Value Destruction

The most recent closing price of the Company's shares was US$0.675, down more than 88% from when it opened as a publicly traded company in October 2023.6 This is not a case of modest underperformance, it represents a near-total destruction of shareholder value. Clearly the status quo is unacceptable and the current Board has demonstrated an inability to deliver value for shareholders. I believe a sale represents the best risk adjusted path forward for shareholders to stem the tide of losses and halt further value destruction.

Lack of Insider Confidence

Based on a review of the Company's public filings with the SEC, no director or executive officer of the Company appears to have purchased any shares of the Company on the open market. When insiders are unwilling to buy shares alongside the shareholders they serve, it does little to inspire confidence that the Board and management believe in the current strategy.

The Path Forward

Given these facts, I believe the best course of action to maximize value for all shareholders is for the Board to:

1.	Retain an independent financial advisor and initiate a comprehensive strategic review process to evaluate a sale of the Company, alongside any credible strategic alternatives; and

2.	Provide shareholders with meaningful transparency regarding the CEO search process, including the expected timeline for appointing a permanent Chief Executive Officer.

I firmly believe that there are numerous parties that would be interested in acquiring the Company should the Board launch a credible strategic review process, and that the Company is worth at least US$1.50 per share in a transaction.

3 Company Q4 and Full Year 2024 Earnings Release, filed as Exhibit 99.1 to Form 6-K on April 29, 2025, and Q4 and Full Year 2025 Earnings Release, filed as Exhibit 99.1 to Form 6-K on April 30, 2026.

4 Company Q4 and Full Year 2024 Earnings Release (April 29, 2025). Then-CEO Rohith Murthy stated the Company was “confident in our ability to build upon this momentum and regain topline growth momentum with US$100 million in revenue and generate positive adjusted EBITDA on a quarterly basis in the second half of 2025.”

5 Company Q4 and Full Year 2025 Earnings Release (April 30, 2026).

6 Yahoo! Finance. Calculated from opening on October 13, 2023 to market close on September 28, 2026.

I look forward to discussing these important matters further and would appreciate the opportunity to speak with the Board (or a subset thereof) in the near future. To that end, I respectfully request a response no later than the close of business on Monday, October 5, 2026 regarding the Board’s willingness and availability to engage in such a discussion.

Sincerely,

Jonathan Honig

Contact:

Jonathan Honig

561-445-3665